FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 01, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RBS NV - DPA Deferral Period

31 March 2011

In May 2010, the United States Department of Justice (DoJ) and the Consortium that acquired ABN AMRO Group in 2007 agreed to a Deferred Prosecution Agreement (DPA) relating to the previously disclosed criminal investigation into ABN AMRO Bank NV's US dollar clearing activities, OFAC compliance procedures, and Bank Secrecy Act compliance matters during the period from 1995 to the end of 2007.

On 31 March, 2011, the U.S. Department of Justice and RBS N.V. filed a joint status report with the U.S. District Court notifying it that the parties would seek an extension of the duration of RBS N.V.'s deferred prosecution agreement until 31 December, 2011. The request states that RBS N.V. and the Department of Justice have agreed to seek the extension to allow RBS N.V. sufficient time to fulfil its obligations under the agreement.

Richard O'Connor
Head of Investor Relations
+44 (0) 20 7672 1758

Media Relations
Tel: +44 (0) 131 626 3997

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 April 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary